EXHIBIT 99.2

GEORGIA-CAROLINA BANCSHARES, INC.
CODE OF CONDUCT &
CONFLICT OF INTEREST POLICY

PURPOSE

     The Code of Conduct reaffirms our basic policies of ethical conduct for directors, officers, and employees of the company. The foundation of our code consists of basic standards of business as well as personal conduct:

-	Honesty and candor in our activities, including observance of the spirit, as well as the letter, of the law.

-	Avoidance of conflicts between personal interests and the interests of the company, or even the appearance of such conflicts.

-	Respecting the confidentiality of information obtained in the course of business.

-	Maintenance of our reputation and avoidance of activities which might reflect adversely on the company.

-	Integrity in dealing with the company’s assets.

OBJECTIVE

     The company has established this policy to assist its representatives in understanding and carrying out this mandate for honesty, integrity, and high standards of conduct:

-	A company’s reputation for integrity is its most valuable asset and is determined by the conduct of its representatives.

-	Each representative must manage his/her personal and business affairs so as to avoid situations that might lead to a conflict or even suspicion of a conflict between self-interest and duty to the company, its customers, and its shareholders.

-	No company position must ever be used, directly or indirectly, for private gain, to advance personal interests, or to obtain favors or benefits for an employee, a member of his/her family, or any other person.

DEFINITION AND SCOPE

     The term “representative” as used in this policy statement includes all directors, officers, and employees of the company. Additionally, “insiders” are the members of the boards of directors of the company, officers, and principal shareholders who are also subject to the provisions of the bank’s Insider and Affiliate Credit Policy. See that document for details.

ADMINISTRATION

     The Audit Committee of the Board of Directors is responsible for setting the policies of ethical conduct contained in this Code of Conduct and updating these policies as it deems appropriate to reflect changes in the legal and regulatory framework applicable to us, the business practices within our industry, and the prevailing ethical standards of the communities in which the we operate. While our Chief Executive Officer and other senior executive officers will oversee the procedures designed to implement this Code of Conduct to ensure that they are operating effectively, it is the individual responsibility of each representative to comply with this Code of Conduct.

GENERAL COMPLIANCE WITH LAWS, RULES AND REGULATIONS

     Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built. All representatives must respect and obey the laws of the cities and states in which we operate. Although not all representatives are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

CONFLICTS OF INTEREST

Conflicts of Interest: General

     The primary principle underlying conflicts of interest is that representatives must never permit their personal interests to conflict or appear to conflict with the interests of the company or its customers. Even the appearance of a conflict between personal gain and the interests of the company erodes the trust and confidence on which our reputation rests. An employee should not represent the company in any transaction where he or she has any material connection or significant financial interest. Examples of material connections would include relatives or close personal friends, involved in the transaction either as individuals or a principal or a representative of a firm doing business with the company.

     Examples of a significant financial interest would include the employee’s involvement as proprietor, partner, or joint venture in a firm doing business with the company. It would also include a situation where the employee has a large enough investment in a corporation - especially a small corporation - to permit him to influence the corporation’s policies and decisions. The employee should avoid transactions involving any of the above circumstances, for otherwise a conflict of interest would exist.

Hospitality to Public Officials

     Acts of hospitality toward public officials should never be on such a scale or of such a nature as might tend to compromise or give the impression of compromising the integrity or the reputation of either the public official or the company. When appropriate hospitality is extended, it should be with the expectation that it will become a matter of public knowledge.

Dealing with Suppliers

     Representatives must award orders, contracts, and commitments to suppliers of goods or services without favoritism. Company business of this nature must be conducted strictly on the basis of merit and, whenever appropriate and feasible, by competitive bidding on purchases of assets or services valued at $10,000 or more.

Fair Competition

     Under no circumstances should representatives enter into arrangements or agreements with competitors without full authorization and disclosure. This includes such matters such as (1) pricing, (2) marketing policies and strategies, and (3) official management interlocks with nonaffiliates. In the pricing area in particular, discussions with competitors about future pricing plans are strictly forbidden.

Loans to Directors, Executive Officers, and Their Related Interests

     Federal regulations impose certain restrictions on loans by the company’s wholly owned bank subsidiary to directors, principal shareholders, and executive officers of the company. The limitations also extend to those companies or entities in which a director or executive officer has an ownership or controlling interest, called a “related interest.” In addition to certain monetary limitations, federal regulations provide that loans to executive officers, directors, and principal shareholders must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for compatible transactions with other persons who are not employed by the company and which do not involve more than the normal risk of repayment or present other unfavorable features. Both federal and state regulations provide that, except for loans that fall below a certain monetary limit or that are for approved purposes, loans to executive officers, principal shareholders, directors, and their related interests must be approved by the board of directors with the director or officers with the related interests abstaining from the vote. This abstaining also includes leaving the room during the discussion and vote on the loan approval.

Self-Dealing or Trading on One’s Position

     Representatives are prohibited from self-dealing or otherwise trading on their positions with the company. Representatives are also prohibited from accepting business opportunities from an individual or company doing or seeking to do business with the company when that business opportunity is not available to other persons or that is made available because of such official position with the company. The company requires disclosure of all potential conflicts of interest, including those in which representatives have been inadvertently placed due to either business or personal relationships with customers, suppliers, business associates, or competitors of the company.

Service with Outside Organizations for Profit

     An officer or employee must never become a director or an official of a business organized for profit without first obtaining a written statement from the chief executive officer stating there is no objection to such service. The request will then be reviewed for final approval by the board of directors to determine whether any conflicts of interest exist or appear to exist. Any fees earned by a representative for service on an outside commercial board in which the company has no equity interest may be retained by the individual. Regarding employment outside the company, representatives should not allow the outside employment to interfere with their job performance or require such long hours as to affect their physical or mental effectiveness. A representative is expected to devote full attention to the company’s interest during regular hours of employment. All outside employment must be reported to and approved by the personnel officer and the company reserves the right not to approve any outside employment which could be detrimental to the company’s image.

Involvement in Civic, Trade, Educational, Charitable, and Fraternal Affairs

     The company encourages representatives to participate in civic and charitable activities. For business reasons, it is sometimes desirable to have representatives of the company become active members of not-for-profit organizations. Representatives choosing to participate in civic, charitable, political, and professional association activities are responsible for seeing that such participation does not result in any actual or apparent conflict of interest, encroach upon working time, or otherwise interfere with regular duties. If a representative has any question in this regard, he or she should discuss the matter with the personnel officer.

Personal Fiduciary Appointments

     Officers and employees of the company must not accept personal fiduciary appointments without first securing written approval from the board of directors, unless such appointments result from close family relationships.

Personal Fees and Commissions

     No representative may accept personal fees or commissions in connection with any transactions on behalf of the company except in the ordinary course of business.

Work Relationships

     No representative shall give or receive any special considerations to the conditions of employment of another employee due to family or personal relationships. Just as external business decisions are based on sound, ethical business practices, all personnel decisions must be based on sound management practices and not be influenced by personal concerns.

Securities Underwriter

     No representative may become an officer, director, or employee of any securities underwriting corporation. It is prohibited by 12 USC 78.

CONFIDENTIALITY

Confidentiality: General

     Confidentiality is a fundamental principle of the financial services business. The principle is equally applicable to non-public information concerning the company or the bank and to similar information received by the company from a customer or supplier for a business purpose. The principle applies with equal force to both informal and formal communications.

Confidential Information Concerning the Company and the Bank

     Representatives must not divulge any non-public information regarding the company or the bank to any outsider except for a legitimate business purpose and with the understanding that the information is confidential and is to be used solely for the limited business purpose for which it was given and received.

Confidentiality of Customer Records and Credit Files

     Financial and personal information about customers is entitled to the same respect and care as funds or physical property. To protect the privacy rights of its customers, the company and the bank will:

-	Collect and maintain only that information which is specifically necessary to serve customer accounts properly and render fair credit judgment.

-	Maintain in a secure manner all files and recordkeeping systems which contain information on customers.

-	Divulge no personal or credit information to third parties except with proper customer authorization, or pursuant to proper legal process or regulation, or for purposes of extension of credit by other lenders.

-	In the event of subpoena or other legal process requiring the organization to disclose customer information the following procedures will be implemented:

-	Notify customers as promptly as possible of the request.

-	Make full use of the maximum legal waiting period before honoring the subpoena or other process, which will give the customer the opportunity to take any available legal recourse.

-	Refuse to permit inspection of files not directly requested by legal document. Only information specifically required will be released. Access to files not specified will not be permitted.

-	Instruct all representatives with access to such files and information about these privacy provisions.

     Internally, such information should be utilized only for the business purpose for which it was given and restricted within the company or the bank to those who need to know. Confidential information concerning customers and clients must never be exchanged between representatives performing fiduciary or investment management services and those engaged in rendering commercial companying services such as credit. The primary purpose is to prevent trust and investment officers from making investment decisions based upon confidential information received from the commercial side of the company.

Requests by Regulatory or Governmental Agencies

Requests by regulatory or governmental agencies for information other than that required for company or bank examinations and required reports should be referred to Mr. Blanchard, President & CEO of the company or Mr. Brinson, President & CEO of the bank.

MAINTENANCE OF OUR REPUTATION AND AVOIDANCE OF ACTIVITIES WHICH MIGHT REFLECT
ADVERSELY ON THE COMPANY

Bribes and Preferential Treatment

In accordance with applicable laws and regulations, representatives are prohibited from soliciting for themselves or for a third party (other than the company itself) anything of value from anyone in return for any business service or confidential information of the company or the bank and accepting anything of value (other than bona fide salary, wages, fees or other compensation paid by the company or the bank in the usual course of business) from anyone in connection with the business of the company or the bank, whether before or after a transaction is discussed or consummated. All gifts received or offered, other than the exceptions listed below, should be disclosed in writing immediately to employee’s supervisor and to the company’s counsel. The exceptions are:

-	If the benefit is available to the general public under the same conditions that it is available to the company employee.

-	Acceptances of gifts, gratuities, amenities, or favors based on obvious family or personal relationships (such as those with the parents, children, or spouse of a company or bank official) when the circumstances make it clear that it is those relationships, rather than the business of the company or the bank, which are the motivating factors.

-	Acceptance of meals, refreshments, travel arrangements or accommodations, or entertainment in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by the company or the bank as a reasonable business expense if not paid for by another party.

-	Acceptance of loans from other banks or financial institutions on customary terms to finance proper and usual activities of company officials, such as home mortgage loans, except where prohibited by law.

-	Acceptance of advertising or promotional material of minimal value such as pens, pencils, note pads, key chains, calendars, and similar items.

-	Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers.

-	Acceptance of gifts not to exceed $100.00 in value that are related to commonly recognized events or occasions, such as a promotion, wedding, graduation, Christmas, bar or bat mitzvah, etc.

-	Acceptance of civic, charitable, educational, or religious organizational awards for recognition of service and accomplishment. The monetary value of such awards should not exceed $100.00.

Two executive officers of the company may approve variances to the gift policy.

     Records will be maintained by the Chief Financial Officer of any approved variances to the policy. These records will be available for review and ratification by the Audit Committee or full Board of Directors.

     If violations of these bribery and preferential treatment provisions occur, appropriate action will be taken immediately. Depending upon the severity and circumstances of the violation, such action could range from requiring that reimbursement be made to the giving party up to termination of the employee involved in the violation. Representatives must submit documentation of the nature and value of all gifts and other consideration or remuneration over $100.00 in value that are received in conjunction with or related to company or bank business. This documentation will be maintained in a permanent file by the compliance officer.

     The penalties for violations of the Bank Bribery Act may be imposed if there is any value to the item offered. Under the act, the offense is a felony punishable by up to five years imprisonment and a fine of up to $1,000,000.00 or three times the value of the bribe or gratuity.

Personal Investments

     Representatives are free to invest in stocks, bonds, and other securities at their discretion, but they must always comply with applicable laws and regulations. Speculation or excessive borrowing and gambling are not consistent with the prudent management of personal affairs expected of a company employee. Staff members must never make changes in their personal investment portfolios on the basis of confidential information relating to the company or its customers.

DEALING WITH THE ASSETS OF THE COMPANY

Proper Accounting

     The company and the bank have established internal accounting controls and record keeping policies in order to meet both the legal and the business requirements of the company and the bank. Representatives are expected to maintain and adhere to these controls and policies. The accounting records of the company and bank must be complete, accurate, and in reasonable detail. Such records include books of original entry and other financial information used for internal management decision-making and external reporting. The underlying transactions must be properly authorized and recorded on a timely basis in order to permit preparation of financial statements in accordance with generally accepted accounting principles and maintain accountability of assets. No fund or asset that is not fully and properly recorded on the company’s books is permitted. In addition, it is unlawful to falsify any book or record that reflects transactions of the company or dispositions of the company assets. Representatives should be certain that all transactions with other persons are properly documented and recorded to avoid any possible allegation that the company was assisting such persons in improperly recording or detailing the nature of the transactions involved. In addition, representatives will adhere to the Currency Transaction Reporting Policy as required by federal law. All representatives of the company and the bank who are authorized to incur business expenses are responsible for the accurate and timely reporting of such expenses. All expenditures must be in accordance with existing policies.

Proprietary Information, Products, Services, and Other Property

     All representatives are expected to protect the company’s ownership of property, including information, products, and services. The misuse or removal from the company or bank facilities of the company or bank’s furnishings, equipment, and supplies is prohibited, unless specifically authorized. This applies equally to other property created, obtained, or copied by the company for its exclusive use — such as client lists, files, reference materials and reports, computer software, data processing systems, and databases. Neither originals nor copies may be removed from the company’s premises or used for purposes other than company business without the board of directors’ authorization.

Disclosure of Actual or Potential Violations

     If a representative feels that he/she has violated or created a potential violation, or the appearance of a violation, of this code of conduct and conflict of interest policy, even inadvertently, the representative should report the facts of the situation to his/her supervisor or to the President.

     Similarly, if a representative is aware of an apparent violation of this policy by another representative that fact should be reported in good faith to the President or Senior Vice President of the company. The nature of some actual or potential violations, including the position of the employee involved, may dictate that the violation be reported directly to the board of directors or one or more of its members. The company will maintain a written record of any disclosures of actual or potential violations to this Code of Conduct.

TRAINING AND AWARENESS PROGRAMS

     All new representatives will receive a copy of this Code of Conduct and Conflict of Interest Policy, be instructed as to its contents, and sign a statement attesting that this has been accomplished.

     Not less frequently than annually, all representatives will receive appropriate training and review of this document, and will sign a statement attesting that this has been done.

PERSONAL CONDUCT

     The company has certain standards of conduct that are expected of all representatives. While most of them concern on-the-job issues, some necessarily involve conduct outside the company as well.

Public Activities and Affairs

     When participating in public affairs and other off-the-job activities, all representatives are cautioned to refrain from conduct that could be reflect negatively on the participant or the company.

     Written endorsements, testimonials, and publications that could imply company approval must be presented to the President for approval. None of these activities are to be represented, implied, construed, or directed as actions and/or endorsements of the company unless explicitly sanctioned by the board of directors.

     As mentioned, all representatives of the company are encouraged to participate in civic organizations and political activities provided such participation does not unduly interfere with their duties or cause detrimental action to the company.

     A representative, who considers becoming a candidate for any elective public office or being appointed to any governmental position, should inform the company and obtain prior approval of the board of directors through the president.

Personal Finances

     All representatives are expected to live within their income and to manage their personal finances so as to avoid embarrassment personally or to the company and the bank. This includes proper handling of company accounts and not writing checks against insufficient funds. Excessive borrowing is evidence of poor financial management. The services and advice of the company are available to all staff members in need of financial guidance and assistance. Loans made to qualified representatives are based on creditworthiness, including length of employment and prospects for continued employment. All employee loans must be approved by the human resources administrator as well as the senior lending officer.

Borrowing and Lending Practices

     Representatives should not borrow from each other and should not lend personal funds to customers of the company or the bank other than to members of their immediate families. Family transactions should be kept out of the bank.

ACTIONS IN CASES OF NON-COMPLIANCE

     The importance and seriousness of this subject cannot be overemphasized. Instances of non-compliance with the provisions or spirit of this Code of Conduct and Conflict of Interest Policy will be dealt with in a direct and fair-handed manner. When all the pertinent facts of a case have been determined, including consideration of any voluntary disclosure of non-compliance, the company will take appropriate action which may include, but is not limited to, the following:

-	Remedial instruction and training by the employee’s supervisor.

-	Stronger company action including a letter of reprimand to the employee with a copy to the employee’s personnel file.

-	Suspension without pay for an appropriate length of time, or

-	Dismissal.

     A Uniform Criminal Referral Form may be filed no later than seven business days following the discovery of the violation and in accordance with applicable regulatory guidelines.

ACCURATE AND TIMELY PERIODIC REPORTS

     We are committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that we are required to file with the Securities and Exchange Commission. To this end, we shall:

-	comply with generally accepted accounting principles at all times;

-	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

-	maintain books and records that accurately and fairly reflect our transactions;

-	prohibit the establishment of any undisclosed or unrecorded funds or assets;

-	maintain a system of internal controls that will provide reasonable assurances to management that material information about the holding company and the company is made known to management, particularly during the periods in which the our periodic reports are being prepared; and

-	present information in a clear and orderly manner and avoid the use of legal and financial “jargon” in our periodic reports.

     In addition, so that customers, vendors, investors and the general public are fully aware of our policies of ethical conduct pursuant to which we operate, we will take all necessary actions to insure that, to the full extent required by law or the regulations of any association on which our securities are listed for trading, this Code of Conduct, and any amendments or waivers hereto, are made publicly available in a timely manner.

REPORTING MISCONDUCT

     Representatives are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is our policy not to allow retaliation for reports of misconduct by others made in good faith by representatives. Representatives are expected to cooperate in internal investigations of misconduct.

WAIVERS

     The provisions of this Code of Conduct may be waived for directors or executive officers only by a resolution adopted by the members of the Audit Committee of the Board of Directors. The provisions of this Code of Conduct may be waived for other representatives who are not directors or executive officers by the Chief Executive Officer. Any waiver of this Code of Conduct granted to a director or executive officer will be publicly disclosed as required by law or the regulations of any association on which our securities are listed for trading.

     Recognizing the need to remain current with all applicable laws and regulations and to respond to changing business conditions, the Company reserves the right to modify or substitute the Code of Conduct and Conflict of Interest Policy at the Company’s discretion.